NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Craig McKenzie, Recent President, BG Trinidad & Tobago, BG Group Plc Joins Canadian Superior as Chief Executive Officer

OCT 1, 2007 - 00:30 ET

CALGARY, ALBERTA--(Marketwire - Oct. 1, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) said today that it is very pleased to announce that Mr. Craig McKenzie, recent President, BG Trinidad & Tobago, BG Group plc ("BG") has joined Canadian Superior as Chief Executive Officer ("CEO") effective today. Mr. McKenzie resigned from BG approximately 2 weeks ago to join Canadian Superior.

Speaking today during the Independent Petroleum Association of America ("IPAA") Oil and Gas Investment Symposium in San Francisco, California, USA, Greg Noval, Chairman of Canadian Superior said, "We are very pleased to announce that Craig has joined Canadian Superior's Executive Management Team. Until very recently Craig was President, BG Trinidad & Tobago, one of BG's largest and most profitable operating divisions that has natural gas production of over 1 billion cubic feet per day ("bcf/d") and participates in all four trains of the 15.2 million tonnes per annum ("MTPA") Liquefied Natural Gas ("LNG") facilities at Atlantic LNG in Trinidad. Craig brings great oil and gas experience to Canadian Superior, and has demonstrated his skills and accomplishments worldwide, and we are happy to have him join Canadian Superior."

Mr. McKenzie is 44 years of age and a well known and respected industry leader with 21 years of diversified experience spanning international Exploration & Production ("E&P") and Liquefied Natural gas ("LNG") operations, projects, commercial, and corporate operations; well-grounded in large-scale business transformations, he is known as an inspirational leader who takes pride in building high-performing teams. To his new responsibilities, as Canadian Superior's Chief Executive Officer, Mr. McKenzie brings his exemplary performance record and reputation of achievement and success.

Prior to joining Canadian Superior, Mr. McKenzie was President, BG Trinidad & Tobago, BG Group plc and a member of the Atlantic LNG shareholders' board where he managed over 360 billion cubic feet ("bcf") of annual operated production and a complex of LNG-chain assets, as well as US$1.1 billion in ongoing projects. Mr. McKenzie joined BG Trinidad and Tobago as President in 2004 having worked prior for BP plc and Amoco Corporation in several senior management positions around the world. Mr. McKenzie holds an MBA from the Kellogg School of Management, Northwestern University, Illinois and a BS, Petroleum Engineering from Louisiana State University.

Canadian Superior's Chairman, Greg Noval, also announced today, "As part of the restructuring of our management team, Canadian Superior's current Executive Vice President, Mr. Leigh Bilton, will be assuming the new position of Vice Chairman of the Company to better assist the Company in moving forward with its aggressive growth strategy. Also, Mr. Mike Coolen, who has been interim CEO since this past June, will now be able to focus his full attention on his role as President and Chief Operating Officer of the Company."

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

Canadian Superior is currently drilling the "Victory" well approximately 60 miles off the east coast of the island of Trinidad on the "Intrepid" Block 5(c). Canadian Superior's joint venture partners in the "Intrepid" Block 5(c) Project are BG International Limited, a wholly owned subsidiary of the BG Group plc and Challenger Energy Corp. ("Challenger") (TSX VENTURE:CHQ)(AMEX:CHQ). The Kan Tan IV semi-submersible drilling rig, operated by Maersk Contractors, currently drilling the "Victory" well is contracted to drill two additional back-to-back wells for Canadian Superior and its partners on Block 5(c), named "Bounty" and Endeavour", Together, the three wells will evaluate three separate large natural gas prospects which have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over its "Intrepid" Block 5(c).

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
President and COO
(403) 294-1411

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5
(403) 216-2374 (FAX)
Website: www.cansup.com